Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid
Fees Previously Paid	1	$ 26,000,000.00		$ 3,590.60
	Total Transaction Valuation:	$ 26,000,000.00
	Total Fees Due for Filing:			$ 3,590.60
	Total Fees Previously Paid:			$ 3,590.60
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 0.00
Offering Note
[1]	Transaction Value is calculated as the aggregate maximum purchase price for limited liability company interests. The fee of $3,590.60 was paid by the Fund in connection with filing its Schedule TO-I. This is the final amendment to the Schedule TO and is being filed to report the results of the offer. The Amount of Filing Fee is calculated at 0.01381% of the Transaction Valuation.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims
Fee Offset Sources